UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29342 /July 15, 2010

───

In the Matter of   :

PRUCO LIFE INSURANCE COMPANY,
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY,
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT,
PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE
ANNUITY ACCOUNT
        AND
PRUDENTIAL ANNUITIES DISTRIBUTORS, INC

                                                                                               :

One Corporate Drive
Shelton, CT 06484   :

(812-13713)   :

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ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT
OF 1940 ("1940 ACT") GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), AND
27(i)(2)(A) OF THE 1940 ACT AND RULE 22c-1 THEREUNDER

Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey
(together the "Insurance Companies"); Pruco Life Flexible Premium Variable Annuity
Account and Pruco Life of New Jersey Flexible Premium Variable Annuity Account
(together the "Accounts"); and Prudential Annuities Distributors, Inc. filed an application
on November 2, 2009 and amended applications on June 18, 2010, July 13, 2010 and July
15, 2010 for an order under Section 6(c) of the Act, exempting them from Sections
2(a)(32), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, to permit the
recapture of certain credits applied to purchase payments under the Prudential Premier
Retirement Variable Annuity X Series annuity contracts (the "Contracts") issued by the
Insurance Companies and under contracts that are substantially similar in all material
respects to the Contracts (the "Future Contracts") issued through the Accounts or any
other separate account of the Insurance Companies created in the future to support Future
Contracts.

A notice of the filing of the application was issued on June 18, 2010 (Rel. No IC-29302). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from Sections 2(a)(32), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder, be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary